Exhibit (e)(1)

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of the Record Date (March 15, 2022), information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each named executive officer as set forth in the summary compensation table below;

•	each of our directors; and

•	all current executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that persons have beneficial ownership of a security if they possess sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days and restricted stock units that vest within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of the Record Date and restricted stock units that vest within 60 days of the Record Date are deemed to be outstanding for computing the percentage ownership of the person holding these options, warrants and restricted stock units and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

Beneficial ownership is based on there having been 108,612,618 shares of our voting common stock outstanding as of the Record Date. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Spirit Airlines, Inc., 2800 Executive Way, Miramar, Florida 33025.

Shares of Common Stock Beneficially Owned

Name of Beneficial Owner	Common Stock (1)	Securities Exercisable or Vesting Within 60 Days	Number of Shares Beneficially Owned (1)	Percent

5% Stockholders:

The Vanguard Group (2)	9,787,189	—	9,787,189	9.0%

BlackRock, Inc. (3)	8,168,581	—	8,168,581	7.5%

Named Executive Officers and Directors:

Edward M. Christie III	158,855	—	158,855	*

Scott M. Haralson	30,007	—	30,007	*

John Bendoraitis	37,758	—	37,758	*

Matthew H. Klein	28,071	—	28,071	*

Thomas C. Canfield	54,701	—	54,701	*

Carlton D. Donaway	10,490	—	10,490	*

Mark B. Dunkerley	9,083	—	9,083	*

H. McIntyre Gardner	30,645	—	30,645	*

Robert D. Johnson	13,600	—	13,600	*

Barclay G. Jones III	21,882	—	21,882	*

Christine P. Richards	19,083	—	19,083	*

Myrna M. Soto	5,837	—	5,837	*

Dawn M. Zier	16,667	—	16,667	*

All 17 current directors and executive officers as a group	475,859	6,927	482,786	*

*	Represents beneficial ownership of less than one percent of the outstanding shares of common stock.
(1)	Amounts shown do not include any unvested units nor any deferred vestings. For more information, please refer to the “Non-Employee Director Compensation” section below.
(2)	Has a principal business address at 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(3)	Has a principal business address at 55 East 52nd Street, New York, New York 10055.

1	Spirit Airlines	2022 Proxy Statement

Non-Employee Director Compensation

2021 Non-Employee Director Compensation

We compensate our non-employee directors for their service on the Board, but do not pay director compensation to any director who is also an employee. In October 2019, after two years without any compensation increase under or modification to our non-employee director compensation plan, the Compensation Committee requested an updated analysis of the terms and conditions of our non-employee director compensation policy from Willis Towers Watson, the Compensation Committee’s independent compensation advisor. Willis Towers Watson undertook a comprehensive review of board compensation trends, including the form and amount of cash compensation and equity grants, chairperson retainers and stock ownership guidelines. Considering that the Company would be competing for director talent and experience from a variety of businesses, Willis Towers Watson benchmarked the Board’s compensation against both an airline peer group as well as a general industry group of similar-size companies (based on revenues). This benchmarking analysis indicated that the Board’s compensation was below market-competitive levels, and therefore, Willis Towers Watson recommended revisions to the non-employee director compensation program to set compensation thereunder at approximately the market median level. After careful review of Willis Towers Watson’s analysis and recommendation, the Compensation Committee approved, and the Board ratified, the following changes to the non-employee director compensation program, effective January 1, 2020 (the “2020 Non-Employee Director Compensation Policy”): (i) an increase to the general annual cash retainer to $70,000 (ii) an increase to the annual equity compensation value to $120,000 and (iii) the elimination of any per-meeting fees, regardless of the number of meetings held annually by the Board or any committee. The 2020 Non-Employee Director Compensation Policy, which remains in effect, is set forth below:

2021 Non-Employee Director Compensation Policy

General annual cash retainer (1)	$70,000

Supplemental annual retainer: (1)

Chairman of the Board	$100,000	(2)

Chair of the Audit Committee (in cash)	$17,500

Chair of the Compensation Committee (in cash)	$15,000

Chair of other standing committees (in cash)	$6,000

Audit Committee members (in cash) (3)	$10,000

Compensation Committee members (in cash) (3)	$7,500

Other standing committee members (in cash) (3)	$5,000

Annual equity-based grant (4)	$120,000

Initial equity-based grant for new directors (5)	$20,000

(1)	Paid in quarterly installments.
(2)	50% in cash and 50% in restricted stock units vesting 100% in one year from grant date.
(3)	Including committee chairs.
(4)

Grant of restricted stock units, vesting 100% one year from grant date. Any new non-employee director appointed after annual equity based grants have been made to incumbent directors in any year, is entitled to receive an annual equity grant of restricted stock units, prorated to reflect his or her start date, vesting 100% one year from the grant date of the annual equity based grants made to incumbent directors.

(5)	Grant of restricted stock units, vesting 100% one year from grant date.

No meeting fees have been paid under the 2020 Non-Employee Director Compensation Policy. Moreover, under the 2020 Non-Employee Director Compensation Policy, the cash compensation paid and the equity awards granted to any non-employee director during any calendar year may not exceed $400,000 (or $500,000 in the case of the Chairman of the Board) in total value (including the value of any such equity awards based on the grant date fair value). Under limited and extraordinary circumstances, the Compensation Committee can make exceptions to the foregoing annual limit, provided that the non-employee director receiving the additional compensation may not participate in the decision to award such compensation. The Compensation Committee’s discretion to waive the annual limit has not been exercised to date. The annual limit will not apply to the calendar year 2023 or any subsequent calendar year unless the Board approves an extension of the limit to a specified date occurring after December 31, 2022. Our non-employee directors are reimbursed for travel and other expenses incurred for attending meetings. Furthermore, consistent with prevailing practice in the airline industry, our incumbent non-employee directors and their immediate family members are afforded free positive-space personal air travel benefits on our airline, in our case up to a maximum value of $5,000 per year. In addition, our retired non-employee directors who had served on the Board for a period of at least five years ended on or after June 1, 2015, are eligible for lifetime post-retirement positive-space air travel on our airline for the former non-employee director and, until the death of the former non-employee director, for his or her spouse or designated

2	Spirit Airlines	2022 Proxy Statement

NON-EMPLOYEE DIRECTOR COMPENSATION (continued)

travel companion and dependent children, up to a maximum value of $5,000 per year. Our non-employee directors are not eligible for retirement benefits nor do they receive perquisites such as life or medical insurance provided by the Company.

We maintain a deferral program under which each non-employee director may, at his or her election and prior to the grant date, defer settlement of 100% of his or her vested restricted stock units until the earliest of (a) 360, 720 or 1,080 days following the vesting of the restricted stock units (with the non-employee director affirmatively selecting the number of days); (b) a change of control; and (c) a termination of service.

Under the Company’s stock ownership guidelines, non-employee directors are required to meet a share ownership level with a minimum value equal to 5.0 times the base annual cash retainer payable to non-employee directors (one-third of which must be owned outright in the form of shares of our common stock). Non-employee directors are expected to meet their ownership levels within five years of becoming subject to the guidelines. All of our non-employee directors who have served at least five years are currently in compliance with the guidelines.

The 2020 Non-Employee Director Compensation Policy is designed to ensure alignment with long-term stockholder interests. The policy is also designed to (i) ensure that the Company can attract and retain outstanding director candidates, (ii) recognize the substantial time commitment necessary to oversee the affairs of the Company and (iii) support the independence of thought and action expected of directors.

In 2021, general and supplemental annual cash retainers were paid to our non-employee directors per the terms of our program (as set forth above). Moreover, on January 13, 2021, each of our non-employee directors received a grant of 4,769 restricted stock units with 100% of such grants vesting on January 13, 2022. Also, on January 13, 2021, Mr. Gardner received an additional grant of 1,987 restricted stock units with 100% vesting on January 13, 2022, representing 50% in value of his annual retainer as Chairman of the Board. Prior to the 2021 restricted stock unit grants, Mr. Donaway and Ms. Soto, elected to defer settlement of their restricted stock units to the earliest to occur of 1,080 days following the vesting of such units, a change of control or a termination of service as a director.

The following table sets forth information concerning the compensation earned by our non-employee directors during the year ended December 31, 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)

Carlton D. Donaway	102,500	119,988	222,488

Mark B. Dunkerley	85,000	119,988	204,988

H. McIntyre Gardner	120,000	169,981	289,981

Robert D. Johnson	91,000	119,988	210,988

Barclay G. Jones, III	97,500	119,988	217,488

Christine P. Richards	82,500	119,988	202,488

Myrna M. Soto	82,500	119,988	202,488

Dawn M. Zier	88,500	119,988	208,488
(1)

Amounts shown in the “Stock Awards” column represent the aggregate grant date fair value of restricted stock units granted during 2021 computed in accordance with FASB ASC Topic 718. The table below shows the aggregate numbers of unvested restricted stock unit awards outstanding for each non-employee director as of December 31, 2021. None of the non-employee directors held any stock option awards as of December 31, 2021.

Name	Restricted stock units

Carlton D. Donaway	4,769

Mark B. Dunkerley	4,769

H. McIntyre Gardner	6,756

Robert D. Johnson	4,769

Barclay G. Jones, III	4,769

Christine P. Richards	4,769

Myrna M. Soto	4,769

Dawn M. Zier	4,769

Spirit Airlines	2022 Proxy Statement	3

NON-EMPLOYEE DIRECTOR COMPENSATION (continued)

2022 Non-Employee Director Compensation

It has been the practice of the Compensation Committee to review the competitiveness of our compensation program for non-employee directors every two years rather than annually. As such, the Compensation Committee did not make any changes to the 2020 Non-Employee Director Compensation Policy described above. Accordingly, on January 13, 2022, each of our non-employee directors received a grant of 5,046 restricted stock units with 100% of such grants vesting on January 13, 2023. Also on

January 13, 2022, Mr. Gardner received an additional grant of 1,987 restricted stock units with 100% vesting on January 13, 2023, representing 50% in value of his annual retainer as Chairman of the Board. Mr. Jones and Ms. Soto elected to defer settlement of their 2022 grant of restricted stock units to the earliest to occur of 1,080 days following the vesting of such units, a change of control or a termination of service as a director. For 2022, general and supplemental annual cash retainers are expected to be paid to our non-employee directors per the terms of our program, as set forth above.

4	Spirit Airlines	2022 Proxy Statement

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers, or NEOs, should be read together with the compensation tables and related disclosures in the “Executive Compensation” section of this Proxy Statement. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Our Compensation Committee is appointed by the Board and is responsible for establishing, implementing, and monitoring adherence to our compensation philosophy. We seek to ensure that the total compensation paid to our executive officers is fair, reasonable and competitive.

The Compensation Committee engaged Willis Towers Watson as the Compensation Committee’s independent compensation advisor for the first quarter of 2021, and engaged and appointed Korn Ferry as the Compensation Committee’s independent compensation advisor (each of such firms, for the relevant periods, the “Compensation Consultant”) for the remainder of the year. The Committee also retained external legal counsel during 2021. Each year, the Compensation Committee evaluates the qualifications, performance and independence of its compensation consultant and reviews the performance of its legal counsel. During 2021, the Compensation Committee reviewed information regarding the independence and potential conflicts of interest of the Compensation Consultant and external legal counsel. The Compensation Committee members took into account, among other things, the factors enumerated by the SEC and the NYSE for evaluating compensation advisor independence and concluded that the Compensation Consultant is independent and that no conflict of interest currently exists with respect to the work performed by the firm. Representatives of the Compensation Consultant and external legal counsel have direct access to Compensation Committee members (and vice versa) without management involvement. The Compensation Committee has sole authority to replace its compensation consultant and/or legal counsel from time to time and to hire additional consultants and legal counsel at any time. Representatives of Willis Towers Watson or Korn Ferry participated in all meetings of the Compensation Committee in 2021.

With respect to executive compensation approved for the year 2021, the Compensation Committee based its decisions in part on comparative compensation market data provided by the Compensation Consultant. The Compensation Committee also considered input provided by Mr. Christie, who served as our CEO during 2021, with respect to compensation of our other NEOs. However, Mr. Christie does not provide input for the Compensation Committee’s determination of his own compensation. Decisions of our Compensation Committee pertaining to the compensation of our NEOs and the Company’s executive compensation programs are regularly reported to, and in some instances presented for approval by, the full Board. We continue to be committed to shareholder engagement, communication and transparency, and in designing our compensation policies, we endeavor to ensure that management’s interests are aligned with those of our stockholders and that such policies support long-term value creation. Our long-standing compensation philosophy to pay our executive officers for performance, measured against Company goals, remained an integral part of our overall compensation program in 2021.

Our NEOs for 2021 were as follows:

•	Edward M. Christie III, President and Chief Executive Officer

•	Scott M. Haralson, Senior Vice President and Chief Financial Officer

•	John Bendoraitis, Executive Vice President and Chief Operating Officer

•	Matthew H. Klein, Executive Vice President and Chief Commercial Officer

•	Thomas C. Canfield, Senior Vice President, General Counsel and Secretary

Spirit Airlines	2022 Proxy Statement	5

COMPENSATION DISCUSSION AND ANALYSIS (continued)

2021 Company Performance Highlights

As a result of the COVID-19 pandemic, we experienced sharp declines in passenger demand and bookings beginning in March 2020 that lasted throughout 2020, and 2021. Since its initial onset in early 2020, the impact of the COVID-19 pandemic, including any of its variants, has evolved and remains fluid. While air travel demand improved during 2021, as compared to the majority of 2020, we still experienced significantly weakened passenger demand and bookings as compared to pre-pandemic levels. Below are some highlights of our 2021 performance:

Key Financial and Operational Metrics

•

Generated a net loss of $472.6 million, compared to a net loss of $428.7 million in 2020. On an adjusted like-for-like basis, the net loss was $440.6 million, compared to a net loss of $719.6 million in 2020.

•	Generated operating revenues of $3.2 billion, a 79% increase compared to 2020

•	Ended the year with $1.7 billion of liquidity comprised of unrestricted cash and cash equivalents, short-term investment securities and funds available under our revolving credit facility due in 2024

•	Grew passenger traffic by 66.3%, as air travel demand partially rebounded

•	Maintained adjusted cost per available seat mile ex-fuel among the lowest of any airline in the United States at 6.74 cents

•	Increased capacity by 47.0%

Measures Taken to Preserve Cash and Enhance Liquidity

•

On April 30, 2021, the Company improved its liquidity and financial position through the public offering of $500.0 million in 1.00% convertible notes due 2026, the issuance of 10,594,073 shares of the Company’s voting common stock for which it received net proceeds of $370.8 million, the extinguishment of $146.8 million in principal amount of the Company’s 4.75% convertible notes due 2025 and the extinguishment of $340.0 million in principal amount of the Company’s 8.00% senior secured notes due 2025

•

Additionally, the Company repaid all outstanding indebtedness under its Senior Secured Revolving Credit Facility (the “Revolver”) due March 2024. As of December 31, 2021, the Company had no outstanding indebtedness under the Revolver, which has a total of $240 million in available capacity

Fleet

•	Grew the fleet from 157 to 173 aircraft between year-end 2020 and year-end 2021.

•	As of year-end 2021, the aircraft fleet had an average age of 6.8 years, making it one of the youngest and most fuel-efficient fleets of any major U.S. airline

Network Expansion, Guest Experience & Loyalty

•

Launched service to eight new destinations: Louisville, Kentucky; St. Louis, Missouri; Milwaukee, Wisconsin; Pensacola, Florida; Puerto Vallarta, Mexico; Manchester, New Hampshire; Miami, Florida; Tegucigalpa, Honduras

•	Launched a new Free Spirit® loyalty program in 2021—which offers enhanced ability to earn rewards and status—alongside the new Spirit Saver$ Club

Recognitions & Accomplishments

•	One of only three U.S. airlines on FORTUNE’s 2021 list of World’s Most Admired Companies

•

Awarded Platinum status by the Airline Passenger Experience Association (APEX) Health Safety initiative powered by SimpliFlying for the airline’s efforts in ensuring the highest standards of cleanliness and sanitization

•

Received two prestigious awards for its touchless Self-Bag Drop and Biometric technology: The Company was a Gold Stevie winner from the Transportation category of the American Business Awards program, and was named Best Airport Innovation in the APEX/IFSA Awards

•

For the fourth year in a row, achieved the FAA’s highest award for Technical Training, the Diamond Award of Excellence. This award is achieved only if 100% of technicians receive the FAA’s Aircraft Maintenance Technician (“AMT”) Certificate of Training

•

Recognized by Forbes as one of America’s best companies for diversity, equity, and inclusion. Forbes’ fourth annual list of America’s Best Employers for Diversity ranks the 500 employers that boast the most diverse boards and executive ranks, as well as the most proactive diversity and inclusion initiatives

Covid-19 Related Compensation Restrictions

In April 2020, we entered into a Payroll Support Program (“PSP”) with the United States Department of the Treasury (“Treasury”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In connection with our participation in the PSP, we are subject to restrictions on the amount of total compensation that we can provide to all of our NEOs. In January 2021 and April 2021, we entered into Payroll Support Programs (“PSP2”) and (PSP3”) respectively, which effectively extended the same compensation restrictions until April 1, 2023. The restrictions include limiting annual compensation and benefits and limiting the amount of severance compensation payable upon certain terminations. We intend to comply with all CARES Act compensation restrictions.

6	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

Pay-For-Performance Alignment

As noted below, we have designed the compensation program for our executive officers to be responsive to the performance of our Company by making a high percentage of our NEOs’ annual compensation “at risk” and tied to various performance metrics. In the case of awards approved in 2021, such metrics included (i) Company financial and operating metrics and strategic goals used to determine payouts under our annual short-term cash incentive plan; (ii) Company stock price performance and operating margin performance, which are used to determine the settlement amount of our Market Stock Unit (“MSU”) and relative adjusted operating margin performance share unit (“Op-Margin PSU”) awards; and (iii) Company financial performance used to determine the settlement amount of our cash-based Performance Long-Term Incentive awards. Consistent with the foregoing pay-for-performance philosophy, the variability of the following performance-driven payouts also demonstrates the alignment of our executives’ interests with our stockholders’ interests:

Short Term Incentive (STI) Payouts

2021

•  Given the uncertainty and volatility in the market, the Company divided the STI into 4 quarterly performance periods. In April 2021 the Compensation Committee approved 1st quarter STI payout equal to 159.7% of target and in February 2022 the Compensation Committee approved 2nd, 3rd and 4th quarter STI payout equal to 135.2%, 68.6% and 110.8% respectively of target. Resulting in an annualized opportunity of 118.6% of target.

2020

•  The Company did not meet the required minimum level of net income (50% of the net income forecast for 2020, before potential effects of the pandemic were known). This resulted in a zero payout to NEOs under the Company’s short-term incentive plan for 2020.

PSU (based on TSR) Payouts

2021

•  The performance share units based on relative total shareholder return granted in 2019 to our executive officers for the 2019-2021 performance cycle, settled in January 2022 with a zero payout, based on a result falling below threshold.

2020

•  The performance share units based on relative total shareholder return granted in 2018 to our executive officers for the 2018-2020 performance cycle, settled in January 2021 with a zero payout, based on a result falling below threshold.

PSU (based on Op Margin) Payouts

2021

•  The performance share units based on adjusted operating margin, granted in 2019 to our executive officers for the 2019-2021 performance cycle, settled in March 2022 with a 77.66% payout, based on operating margin performance ranking sixth out of a ten-member peer group.

2020

•  The performance share units based on adjusted operating margin, granted in 2018 to our executive officers for the 2018-2020 performance cycle, settled in March 2021 with a 100% payout, based on operating margin performance ranking fifth out of a ten-member peer group.

With respect to long-term incentive awards, the Compensation Committee also monitors the actual amounts received, or realized, upon settlement by the Company’s executive officers to assess the effectiveness of the pay-for-performance program and gauge the alignment of our executives’ interests with those of our stockholders.

Executive Compensation Philosophy and Objectives

The market for experienced management talent is highly competitive inside and outside our industry. Airline industry consolidation, as well as new airline startups, have intensified that competitiveness. Our goal is to attract, motivate and retain executives with the talent and experience necessary for us to achieve our strategic business plan and to effectively manage each of our business functions. In doing so, we draw upon a pool of talent that is highly sought after within the airline industry and elsewhere in the travel, hospitality and general industries. Within this talent pool, we seek individuals who we believe will be able to contribute to our unique ultra low-cost operating model and our vision of future success, our culture and values, and who will enhance the cohesiveness and productivity of our leadership team. We regard as fundamental that executive officer compensation be structured to provide competitive base salaries and benefits to attract and retain superior executive officers, and to provide incentive compensation to motivate executive officers to attain, and to reward executive officers for attaining, established financial, operational and other goals that are consistent with increasing stockholder value.

Since our initial public offering in 2011, and with the input and assistance of our Compensation Consultants, our Compensation

Committee has adhered to a comprehensive executive compensation program designed to provide appropriately a balanced mix of (i) fixed versus at-risk variable compensation, (ii) annual versus long-term compensation and (iii) cash versus equity-based compensation. As further described below, our executive compensation program is structured around four primary components: fixed base salary, annual cash incentive compensation (bonuses) linked to performance targets, equity-based long-term incentive compensation consisting of a combination of restricted stock units (“RSUs”), performance share units (“PSUs”) and market stock units (“MSUs”), and cash-based long-term incentive compensation linked to long-term financial performance. MSUs are a hybrid of stock options and RSUs that reward for absolute stock price appreciation. MSUs are settled at the end of 3rd year based absolute share price performance measured at the end of 1st, 2nd, and 3rd years.

Shareholder engagement, communication and transparency are important factors considered when we design our compensation policies. The Company communicates regularly with shareholders on various key matters, including executive compensation, and seeks to incorporate shareholder feedback into its executive compensation practices.

Spirit Airlines	2022 Proxy Statement	7

COMPENSATION DISCUSSION AND ANALYSIS (continued)

In determining the form and amount of compensation payable to our NEOs, we are guided by the following principles:

•	Compensation levels should be competitive to attract and retain key executives. We aim to provide an executive compensation package that attracts, motivates and retains high performing talent and rewards our executives for achieving and maintaining a strong competitive position in our industry. Total compensation (i.e., maximum achievable compensation) increases with position and responsibility.

•	Compensation should relate directly to performance, and “at risk” incentive compensation should constitute a significant portion of total compensation. We aim to foster a pay-for-performance culture, with a significant portion of total compensation being “at risk.” Accordingly, a significant portion of total compensation (both short-term and long-term) is tied to, and varies directly with, with our financial, operational performance and our achievement of defined strategic goals, as well as individual performance. Executives with greater roles and the ability to directly impact our strategic goals and our financial and operational results should bear a greater proportion of the risk if these goals and results are not achieved. The amount of “at risk pay” is structured accordingly.

•	Incentive compensation should align executives’ interests with our stockholders’ interests. Awards of short-term incentives, consisting of annual cash bonus opportunities, encourage executives to focus on achieving short-term performance objectives that drive creation of shareholder value. Awards of long-term incentives, comprised mainly of equity-based compensation, encourage executives to focus on achieving our long-term growth objectives and incentivize executives to manage the Company from the perspective of stockholders, as well as to focus on retention and on a long-term career orientation.

The graphics below illustrate the mix of compensation elements for our NEOs in 2021, reflecting our emphasis on performance-based compensation.

Chief Executive Officer	Other NEOs

Note: the compensation data for the above pie charts was determined as follows: “Base Salary” represents the salary earned and paid in 2021; “Short Term Cash Incentive (STI)” represents a combined average payout factor of 118.6% of the target bonus opportunity based on the Company’s performance against the performance goals set for four distinct performance periods (described in more detail in the “Performance-Based Short-Term Incentives” subsection below); “LTI Cash Awarded” represents value of cash-based Performance Long-Term Incentive awards; and “Long Term Equity Incentive” represents the aggregate grant date fair value of the equity-based grants awarded in 2021 (described in more detail in the “Equity-based long-term incentives” subsection below).

8	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

What We Do and Do Not Do

WE DO	WE DO NOT

Target each compensation component (salary, STI, LTI, etc.) for our NEOs generally at the market median (50th percentile)	Allow hedging or pledging of Company securities

Pay for performance and, accordingly, a significant portion of each NEO’s total compensation opportunity is “at risk” and dependent upon achievement of specific corporate and individual performance goals	Encourage unnecessary or excessive risk taking as a result of our compensation policies and practices

Base our short-term incentive plan on multiple performance measurements, including financial and operational metrics and strategic goals	Have employment agreements with any of our NEOs other than with our CEO

Complement our annual compensation to each NEO with time-based and performance-based multi-year vesting schedules and performance cycles for equity incentive awards	Provide a defined benefit pension plan or any supplemental executive retirement plan or other form of non-qualified retirement plan for our NEOs

Base any annual base salary adjustments and annual long-term equity awards to our NEOs, partially, on prior-year individual performance	Provide for any “gross ups” for any excise taxes imposed with respect to Section 280G (change-in-control payments) or Section 409A (nonqualified deferred compensation) of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”)

Select and use a peer group of similarly sized companies that reflect the marketplace for talent in which we compete to assess the compensation of our Chief Executive Officer, Chief Operating Officer and Chief Commercial Officer, review and consider peer group and general industry survey data to assess the compensation of our Chief Financial Officer and General Counsel, and select and use a peer group of publicly traded airline companies to compare and rank the Company’s total shareholder return and adjusted operating margin	Provide for single-trigger vesting acceleration of all time-based equity awards upon a change in control of the Company unless the acquirer does not assume or replace such awards

Maintain a robust clawback policy pursuant to which the Company can seek reimbursement of either cash or equity based incentive compensation in the event of a financial restatement or other scenarios involving fraud, negligence or misconduct that cause reputational or financial harm	Allow any repricing of stock options/stock appreciation rights without stockholder approval or unlimited transferability of awards

Have stock ownership guidelines for our executives and non-employee directors

Engage an independent compensation consultant to advise the Compensation Committee, which is comprised solely of independent directors

Provide for minimum vesting of awards (i.e., one year following the date of grant) and maximum award limits (i.e., 1,000,000 shares for options and stock appreciation rights and 300,000 shares or $10 million for other types of awards)

Conduct regular executive sessions of our Compensation Committee from which executives and other employees are excluded

Ensure that a significant portion of our non-employee director compensation consists of time-vested restricted stock units

Have an annual limit on the compensation (both cash and equity-based) that may be paid to any non-employee director during any calendar year

Spirit Airlines	2022 Proxy Statement	9

COMPENSATION DISCUSSION AND ANALYSIS (continued)

Results of 2021 Advisory Vote on Executive Compensation and Stockholder Engagement

At our annual meeting of stockholders in May 2021, our stockholders once again expressed support for our compensation programs and the compensation of our NEOs, with an approval rate of approximately 98% for our management “say on pay” resolution. The Compensation Committee carefully evaluated the results of the 2021 “say on pay” vote, and consistent with recommendations from Compensation Consultant, made no significant changes to the overall design of our compensation program during 2021.

The Company communicates regularly with shareholders on various matters, including executive compensation, and seeks to incorporate shareholder input into its executive compensation practices. The Compensation Committee will continue to take into account stockholder feedback and evolving best practices in making compensation decisions in future years and will endeavor to ensure that management’s interests are aligned with those of our stockholders and support long-term value creation.

Determination of Compensation

The Compensation Committee meets periodically to specifically review and determine adjustments, if any, to the CEO’s compensation, including his base salary, annual bonus compensation and long-term equity awards, and to review and consider recommendations of the CEO with respect to the other NEOs’ base salaries, annual bonus compensation and long-term equity awards. For 2021, as more fully described below, the Compensation Committee determined each individual component of compensation for our NEOs. The Compensation Committee annually evaluates our company-wide performance against the approved operating plan for the prior fiscal year. The Compensation Committee also meets periodically to discuss compensation-related matters as they arise during the year. For each year, our CEO evaluates each other NEO’s individual performance and contributions to the Company’s success and reports to the Compensation Committee his recommendations regarding each element of the other NEOs’ compensation. The CEO does not participate in any formal discussion with the Compensation Committee regarding decisions on his own compensation, and on request of the Compensation Committee he recuses himself from meetings when his individual performance is evaluated, and his compensation is discussed and decided.

The Compensation Consultant has worked closely with the Compensation Committee to determine an appropriate executive compensation strategy that supports our core business objectives: maintaining low costs, profitable growth, safe and reliable operations, sound cash flow and long-term value creation. In considering approaches to executive compensation, the Compensation Committee continuously reviews ways to strengthen the alignment of management’s interests with the interests of shareholders, strengthen our ability to attract, motivate and retain key executive talent and design plans that account for the relatively high volatility and cyclicality of our industry.

In order to assist the Compensation Committee in setting appropriate compensation plans, performance metrics and target amounts, the

Compensation Consultant conducts annual assessments of our executive compensation program. Due to the compensation restrictions imposed by the CARES Act and the volatile market conditions, the Compensation Committee utilized the benchmarking data from the 2020 assessment as the basis for the year 2021 compensation decisions. The Compensation Committee also conducted benchmarking assessments for specific individual positions as deemed necessary. In December 2019, the Compensation Committee approved a group of publicly traded airline companies as the appropriate talent-competitor peer group for compensation market comparison purposes for 2020 (the “Compensation Peer Group”, listed in more detail below). The selection of companies for the Compensation Peer Group focused on a mix of passenger carriers as an appropriate population for assessing the amounts and percentile rankings of compensation elements for NEOs, including base salaries, short-term incentives (bonuses) and long-term equity-based incentives. Data for Allegiant Travel Company’s CEO (who is also a large shareholder of that company) was excluded due to particularities of that executive’s pay package.

After consideration, and recommendations from the Compensation Consultant, the Compensation Committee approved to maintain the Compensation Peer Group selected in December 2019, except that WestJet Airlines was subsequently removed after being acquired and going private. For the 2020 Compensation program assessment, Willis Towers Watson primarily used the Compensation Peer Group to assess the competitiveness of our Chief Executive Officer’s, Chief Operating Officer’s and Chief Commercial Officer’s compensation, as these positions would normally be recruited from other passenger airlines. In assessing the compensation of our Chief Financial Officer and General Counsel, Willis Towers Watson used a blended approach consisting of both Compensation Peer Group proxy data and general industry survey data, adjusted for revenue size, as these positions could also generally be recruited from companies in other industries. For its analysis prepared for 2020 compensation purposes, Willis Towers Watson used data taken from the following three executive pay surveys:

•	Seabury Consulting 2019 Airline Industry Management Compensation Survey (aviation industry);

•	Willis Towers Watson 2019 General Industry Executive Compensation Survey (general industry); and

•	Mercer 2019 Mercer Airline and Transportation survey.

The data from the two general industry executive surveys reflected companies with revenues approximating the revenues of the Company. The Compensation Committee was not aware of the individual participating companies in the surveys and reviewed the data in a summarized fashion.

For purposes of measuring our performance on (i) adjusted operating margin for the performance share units awarded to our executive officers in 2021 and, (ii) metrics as part of the 2021 STI Plan (as described in more detail below), in December 2020 the Compensation Committee approved a broader group of publicly-traded airline companies as a relevant peer group (the “Short-Term Incentive Peer Group” and “Performance Share Op Margin Peer Group,” as applicable). For 2021, the Compensation Committee removed SkyWest from the Op-Margin peer-group compared to the one used in 2020, because, as a regional contract carrier that airline operates under a very different business model than that operated by the Company.

10	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

Below are the Company’s 2021 peer groups:

Airline

	Compensation	Short-Term Incentive	Performance share Op Margin

Alaska	X	X	X

Allegiant	X	X	X

American		X	X

Delta		X	X

Frontier (1)		X

Hawaiian	X	X	X

JetBlue	X	X	X

Southwest		X	X

United		X	X

Spirit	Compared to Group Compensation	Compared to Group Performance	Compared to Group Performance

(1)	Frontier was added to the Short-Term Incentive peer group in 3rd quarter performance period.

Compensation Philosophy and Market Positioning

For 2021, the Compensation Committee opted to continue the past practice of setting the target-pay positioning at the median (50th percentile) for each element of pay. The Compensation Committee determined that this was necessary to attract and retain seasoned and industry-leading executive talent to support Spirit’s growth profile. The CARES Act compensation restrictions limit increases in the NEO’s compensation until the end of restriction period. With the CARES Act compensation restrictions, the scope for making compensation changes to NEOs were limited until the of the end of restriction period. Within this general framework and following the recommendation of Compensation Consultant, the Compensation Committee has approved the following compensation philosophy based on our objectives and unique business model:

•	Base Salary: Determined based on scope of responsibility, experience, and performance. It is set at competitive level based on market median to attract and retain high-performing and experienced leaders.

•	Short-Term Incentive: In order to appropriately reward achievement of our annual business and financial objectives, target short-term incentives are set at market median levels.
•	Long-Term Incentive: To incentivize profitable longer-term growth, increase alignment with shareholder interests and provide for retention of key talent, target long-term incentives are set at market median levels.

Along with the above-described elements of compensation, the Committee seeks to align target total cash compensation (TCC, consisting of base salary and target short-term incentive) and Target total direct compensation (TDC consisting of TCC and Long-term Incentive) with market median levels.

We believe our executive compensation philosophy will enable us to maintain our competitive position for key executive talent by targeting market median for each element of compensation. The Compensation Committee reserves discretion to deviate from the above guidelines as necessary to account for changing industry characteristics, our particular business model, individual performance, economic factors outside our control, and other factors. An analysis prepared by Compensation Consultant in December 2019 indicated that our NEOs’ 2020 Compensation is aligned with the desired pay positioning, approximating the 50th percentile of the market.

Spirit Airlines	2022 Proxy Statement	11

COMPENSATION DISCUSSION AND ANALYSIS (continued)

Elements of Compensation

For 2021, our compensation program for our NEOs consisted of four components:

•	base salary

•	cash incentive program (bonus) with quarterly performance periods

•	equity-based and cash-based long-term incentives

•	benefits

We are continuing to build our executive compensation program around each of the above elements because each individual component is useful in achieving one or more of the objectives of the program and we believe that, collectively, they are effective in achieving our overall objectives.

1.    Base Salary. We provide our NEOs and other employees with a base salary to compensate them for services rendered during the year and to provide them with a minimum level of guaranteed pay. The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEOs’ responsibilities, ability to contribute to the Company’s success, years of service and individual job performance and the Compensation Committee’s general knowledge of the competitive market, based on, among other things, experience with other companies and our industry and market data provided by the Compensation Consultant.

The Compensation Committee did not increase annual base salaries of Messrs. Christie, Bendoraitis, Klein and Canfield in 2021. Effective July 1, 2021, the annual base salary of Mr. Haralson increased to $400,000, representing an increase of 6.7%. The increase for Mr. Haralson was implemented to bring his salary closer to the 25th percentile of the market. The NEOs’ 2021 base salaries are set forth under the “Summary Compensation Table” below and are prorated, when applicable, to reflect the changes made.

2.    Performance-Based Short-Term Incentives. Cash bonuses are intended to provide incentives to meet or exceed company-wide financial and operating performance objectives. Generally, all of our NEOs and other executive officers are eligible for annual cash bonuses, which are determined annually based on achievement of a set of pre-established financial and operational performance metrics established for the year at or shortly after the time of the Board’s approval of the annual operating plan. To improve employee motivation and the visibility of payouts during the challenging conditions of operating during a pandemic, the Compensation Committee decided to divide 2021 STI plan into four quarterly performance periods. The Compensation Committee maintains the ability to apply certain discretion to any cash bonus payouts, including making adjustments based on the Company’s safety performance and any unanticipated unusual circumstances that may arise during the performance year.

Our short-term incentive bonus program is administered by the Compensation Committee. For each quarterly measurement period, the Compensation Committee approves (i) the performance metrics; (ii) the weighting of the performance metrics; (iii) the threshold, target and stretch (maximum) performance levels for each metric and the percentage payouts for the performance levels (usually zero for less than threshold performance, 100% of target value for target performance and 200% of target value for stretch or maximum performance); and (iv) the target bonus opportunity for officer positions, expressed as a percentage of base salary. After the performance results are available (following each quarter in 2021), the specific bonus payments are calculated using the formula embodied in the short-term incentive plan, and may include discretionary adjustments as the Compensation Committee may approve based on individual performance and other factors. Incentive bonuses for executives are awarded under, and subject to the terms and conditions of, our 2015 Incentive Award Plan described below. Moreover, as described below, we maintain a robust clawback policy covering incentive compensation (both cash and equity-based) paid to our executive officers to further align management with the interests of stockholders over the long term.

12	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

In December 2020, the Compensation Committee, after considering our Company objectives, the operating plan for the year 2021 and market conditions, decided to set quarterly goals and measurement periods as part of the 2021 short-term incentive plan for our executive officers. The quarterly measurement periods were intended to address uncertainty in the business environment, align STI plan to a more near-term business focus, improve management’s line of sight to incentive awards and provide flexibility to shift focus during the course of the year as appropriate. The payment for the 1st quarter was made in the 2nd quarter after completing the measurement, and the combined payment for the 2nd, 3rd and the 4th quarters were made after all the 3 quarters measurement were complete in 1st quarter 2022. STI payout was structured as described above to be compliant with CARES Act compensation restrictions. During 2021, the target bonus opportunity was maintained at: 125% of base salary for our President and CEO, Mr. Christie, at 90% of base salary for executive vice presidents Messrs. Bendoraitis and Klein, and at 70% of base salary for senior vice president, Mr. Canfield. To better align short-term incentives target of CFO to the market, the Compensation Committee increased Mr. Haralson’s target bonus opportunity from 70% to 80% of base salary effective July 1st, 2021.

The following table sets forth the performance metrics for each of the quarter and the weightings of the adjusted EBITDA margin, on-time performance, and strategic objectives:

Metric	First Quarter Weighting	Second Quarter Weighting	Third Quarter Weighting	Fourth Quarter Weighting

Relative Adjusted EBITDA Margin Ranking (1)	40%	40%	40%	40%

A:14(2)	35%	35%	35%	25%

Strategic Objectives (3)	25%	25%	25%	35%

(1)

“Adjusted EBITDA Margin,” expressed as a percentage, equal to the quotient of: (A) the sum of (i) Revenue, less Adjusted Operating Expenses excluding special items and gains/losses on assets, plus (ii) Depreciation and Amortization Expenses, divided by (B) Revenue.

(2)	Percentage of flights that arrive at the destination gate within 14 minutes of scheduled arrival time is defined as A:14 performance percent achievement

(3)	Strategic Objectives were set based on Company business priorities for each quarter in 2021.

Payouts for each of the metrics would vary, on a linear or ordinal basis as follows:

Stretch Performance	200%

Target Performance	100%

Threshold Performance	50% for A:14; 0%-100% for all other metrics

Below Threshold	0%

In setting the foregoing goals and corresponding payout levels, the Compensation Committee carefully considered and scrutinized certain industry data, past performance, and approved criteria which, while considered difficult to achieve, incentivizes the Company’s executive officers to deliver strong performance against our financial and operational objectives. As in prior years, the Compensation Committee also reserved discretion to reduce payouts in light of safety events occurring during the year and also to adjust for other factors it deems relevant in assessing actual performance in 2021 as compared to our 2021 operating plan.

Following are the performance results for each of the metrics and the resulting payout percentages:

•

For the 1st quarter Spirit’s relative EBITDA margin ranking was 2nd compared to target level performance level of 5th, A:14 performance was above target level with a payout percentage of 166%, and both strategic objectives performance was at maximum level, resulting in an overall payout percentage of 159.7%.

•

For the 2nd quarter Spirit’s relative EBITDA margin ranking was 2nd compared to target level performance level of 5th, A:14 performance was above target level with a payout percentage of 105%, performance of the first strategic objective was above target but below the stretch level and performance of the second strategic objective was at stretch level, resulting in an overall payout percentage of 135.2%.

•

For the 3rd quarter Spirit’s relative EBITDA margin ranking was 8th compared to target level performance level of 5th, A:14 performance was below threshold level with a payout percentage of 0%, and the performance of both strategic objectives at stretch level, resulting in an overall payout percentage of 68.6%.

•

For the 4th quarter Spirit’s relative ranking was 7th compared to target level performance level of 5th, A:14 performance was above target level with a payout percentage of 112%, performance of the first strategic objective was at stretch level and performance of the second strategic objective was above target but below the stretch level, resulting in an overall payout percentage of 110.8%.

Over the four quarters, the “Strategic Goals” corresponded to key operational Company objectives. These included, but were not limited to, Operational goals, Fleet goals, Staffing goals, and Diversity goals. The Compensation Committee not only approved the categories of strategic goals, but also the performance that would yield Threshold, Target, and Maximum payouts in each category.

Spirit Airlines	2022 Proxy Statement	13

COMPENSATION DISCUSSION AND ANALYSIS (continued)

3.    Long-Term Incentives. We believe that long-term performance is strengthened through rewards that encourage long-term decision making and performance by our executive officers. To enhance the motivation of our executive officers to drive a successful recovery from the COVID-19 pandemic, to address retention concerns under the extraordinary circumstances of the airline industry caused by the COVID-19 pandemic and to align the Company’s strategic priorities, the Compensation Committee decided to award a cash-based long-term performance incentive along with the equity-based LTI in 2021.

3 a. Equity-based Long-Term Incentives. The equity awards we make to our executive officers are designed to align our executives’ compensation with demonstrable long-term Company performance and to reward superior performance (measured both against internal goals and peer performance), to align their interest in building value with that of our shareholders by promoting equity ownership and to enhance retention of key senior management talent. After consultation with Compensation Consultant, to address the high volatility of airline shares prices and general uncertainty in the airline industry and to enhance the retention of the key leadership talent, the Compensation Committee decided to, (i) replace the PSUs based on relative total shareholder return (“TSR PSU”) with performance market stock units (MSUs). MSUs are a hybrid of stock options and RSUs that reward for absolute stock price appreciation (MSUs as further described below), and (ii) modify the mix of LTI vehicles to 50% RSUs, 25% Op-margin PSUs and 25% MSUs. The Compensation Committee considered that the grant of MSUs and the change in the equity mix would enhance the retention value of our equity-based grants while keeping the focus on the key metrics of share price appreciation and profitability as we seek to emerge from the pandemic.

After consultation with the Compensation Consultant, the Compensation Committee determined that equity awards under the 2021 long-term incentive program would be split as follows:

50%  RSUs, vesting in equal annual increments over three years

25%  PSUs, with the number of shares settled based on relative adjusted operating margin measured over a three-year period

25%  MSUs, with the number of shares settled at the end of 3rd year, based absolute share price performance measured at the end of 1st, 2nd, and 3rd years

The pay-for-performance component of the Company’s 2021 long-term incentive program utilized a mix of share price performance and relative adjusted operating margin as performance metrics for both cash and equity-based incentive awards. Adjusted operating margin is an amount, expressed as a percentage, equal to (i) total operating revenue minus total operating expenses (excluding special items and gains or losses on disposal of assets) divided by (ii) total operating revenue.

14	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

The PSUs based on adjusted operating margin, granted in 2021, are to be settled in a number of shares of common stock ranging from 0% to 200% of the number of units awarded, based on the Company’s cumulative adjusted operating margin performance compared to that of companies included in a performance share peer group, over the three-year period commencing January 1, 2021 and ending December 31, 2023, with threshold, target and maximum settlement payouts set at 0%, 100% and 200%, respectively. For 2021, the Compensation Committee removed SkyWest from the Op-Margin peer-group compared to the one used in 2020, because, as a regional contract carrier that airline operates under a very different business model than that operated by the Company. The following table illustrates the ranking-based payout scale for the 2021 grants of performance share units based on the Company’s adjusted operating margin performance:

•	If the Company’s Adj Op-Margin percentage rank falls at the bottom (9th rank), there is no payout.

•	If the Company’s Adj Op-Margin percentage rank is at 5th, payout will at 100%.

•	If the Company’s Adj Op-Margin percentage rank is at 1st, payout will at 200%.

•	If the Company’s Adj Op-Margin percentage rank falls between 9th and 5th, payout will be determined by linear interpolation of the actual Adj Op-Margin results between these points

•	If the Company’s Adj Op-Margin percentage rank falls between 1st and 5th, payout will be determined by linear interpolation of the actual Adj Op-Margin results between these points

Spirit Airlines	2022 Proxy Statement	15

COMPENSATION DISCUSSION AND ANALYSIS (continued)

The MSUs granted in 2021 are to be settled in a number of shares of common stock, based on absolute stock price appreciation, with total payout value capped at 5-times the original award value. MSUs (i) target performance is set at 10% above grant date share price, (ii) have three-year cliff vesting, (iii) are based on share price performance over a three-year measurement period, with components of payout reflecting appreciation above grant date value at the end of the 1st, 2nd and 3rd years respectively, (iv) have zero annual component payout if the Company’s share price share is below 75% of the grant date price at the end of any one of the performance measurement period, (v) earns 3% additional shares for every 1% share price performance above target growth, (vi) subtracts 1% shares for every 1% decrease in share price performance below target.

Cash-based Long-Term Incentives. The cash-based long-term incentive awards also were made to enhance the motivation of our officers to ensure a successful recovery from the COVID-19 pandemic, to address the retention concerns under the extraordinary circumstances caused by the COVID-19 pandemic and also to align companies’ long-term performance. These cash-based long-term incentive awards settle in an amount based on adjusted operating margin, or profitability, which the Compensation Committee believed provides management with a better line of sight to drive Company performance in relation to industry peers and improves retention by reducing the volatility of a purely equity-based LTI plan. 50% of the award vests after 2nd year (settled after April 2023) based on 2-year relative cumulative Adjusted Op-Margin and the remaining 50% vests after 3rd year, based on the 3-year relative cumulative Adjusted Op-Margin. Maximum payout is capped at 125% of the grant date award amount.

Table below shows Cash-based and Equity-based Long-Term Incentives awarded in January 2021 by the Compensation Committee:

Named Executive Officers	Cash-based performance long-term incentive ($)	Restricted Stock Units (#)	Performance Share Units* (Based on Adjusted Operating Margin) (#)	Market Stock Unit (MSUs) (#)

Edward M. Christie III (President)	700,000	47,694	8,506	23,847

Scott M. Haralson (SVP)	375,000	16,096	3,067	8,048

John Bendoraitis (EVP)	440,000	19,872	9,936	9,936

Matthew H. Klein (EVP)	400,000	19,872	9,936	9,936

Thomas C. Canfield (SVP)	375,000	14,705	2,933	7,352

*

Due to CARES Act Compensation restrictions, the Company rescinded a number of Op-Margin based PSUs awarded in 2021 for Messrs. Christie, Canfield and Haralson. The original Performance Share Units Awards for Messrs. Christie, Canfield and Haralson were 23,847, 7,352 and 8,048, respectively.

The performance share units and market stock units are subject to a three-year performance cycle starting on January 1, 2021 and ending on December 31, 2023.

As a result of the foregoing decisions for 2021, more than 50% of the Company’s 2021 long-term incentive compensation for NEOs was performance-based.

2021 Equity-Based Long-Term Incentive Payouts:

The PSUs based on relative total shareholder return granted in 2019 to our executive officers for the 2019-2021 performance cycle settled in January 2022 with a zero payout, based on a below threshold total shareholder return (ranking tenth out of a ten-member peer group). The PSUs based on adjusted operating margin also granted in 2019 for the 2019-2021 performance cycle settled in March 2022 with a 77.66% payout, due to below-target operating margin performance (ranking sixth out of a ten-member peer group). Below is the number of shares of the Company’s common stock issued to each of our NEOs in settlement of their performance share units granted in 2019 based on total shareholder return and adjusted operating margin:

Named Executive Officer	Performance Share Units (Based on Total Shareholder Return) with Scheduled Vesting in 2021	Settlement Shares	Performance Share Units (Based on Adjusted Operating Margin) with scheduled vesting in 2021	Settlement Shares

Edward M. Christie III	12,025	—	6,013	4,669

Scott M. Haralson	3,092	—	1,546	1,200

John Bendoraitis	4,981	—	2,492	1,935

Matthew H. Klein	3,435	—	1,719	1,334

Thomas C. Canfield	3,435	—	1,719	1,334

16	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

Mr. Haralson’s Compensation adjustments: The Compensation Consultant conducted a benchmarking assessment of the CFO position and the results of the study showed Mr. Haralson’s current salary, STI target % and target LTI compensation were below the 25th percentile (compensation range) compared to Spirit’s Peer group and General industry CFO market data. The Compensation Committee considered that Mr. Haralson played a key role in navigating company through extraordinary circumstances caused by the COVID-19 by improving company financial position through actions taken to preserve cash, improve liquidity and at the same time increasing the fleet size. To address retention concerns from where his compensation is placed relative to the market and bring him into an appropriate compensation range, the Compensation Committee, in consultation with the Compensation Consultant, decided to (i) increase his base salary from $375,000 to $400,000 effective July 1, 2021, (ii) increase his annual short-term incentive target, from 70% to 80% of base salary effective July 1, 2021, (iii) award him a time-based cash award, effective July 1, 2021,$200,000, payable in April 2023, and (iv) award him a time-based cash award, effective January, 2022, $400,000, payable in April 2023.

Modifications to Certain Long-Term Incentives in Connection with the Announced Merger:

On February 7, 2022, the Company and Frontier Group Holdings, Inc., a Delaware corporation (“Parent”), Top Gun Acquisition Corp., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”), announced that they had agreed to a strategic business combination whereby, on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, Merger Sub will be merged with and into the Company, with the Company continuing as the Surviving Corporation (the “Merger”).

Prior to February 2022, the applicable award agreements for the Company’s cash-based long-term incentive awards and the PSUs granted in 2022 provided that, in the event of a change in control (as defined in the Company’s 2015 Plan), such awards would vest and become payable on a pro-rated basis upon the consummation of a change in control. On February 5, 2022, to incentivize the holders of these awards, including our executive officers, to continue in the Company’s employment through and following the closing of the Merger, our Compensation Committee approved modifications to the terms of such awards as set forth in the applicable award agreements to provide that such awards shall be assumed or substituted by a successor corporation upon the occurrence of a change in control, and remain subject to vesting based on a holder’s continued service through the original applicable vesting dates (such awards as amended, the “Adjusted Awards”). To the extent that the Adjusted Awards are subject to performance conditions, any such assumption or substitution shall be made based on the amount of cash or number of shares that would be payable if performance were achieved at target, and the applicable performance conditions shall cease to apply following the change in control.

Moreover, if the employment of a holder of any Adjusted Award, including an executive officer, is terminated “without cause” or for “good reason” (in each case, as defined in the Company’s 2017 Executive Severance Plan) following a change in control, then the applicable Adjusted Award shall vest at (i) the date of such termination, if occurring on or after April 2, 2023 or (ii) the end of the Non-Compete Period (as defined in the next sentence), if such termination occurs prior to April 2, 2023. The Non-Compete Period would commence on the date of such termination of employment and end on the later to occur of (i) April 2, 2023 and (ii) the ninetieth (90th) day following such termination of services. If a successor corporation fails to assume or substitute the Adjusted Awards, then the Adjusted Awards shall (i) vest in full, based on target performance (to the extent applicable), on the date of the change in control, if occurring on or after April 2, 2023, or (ii) be converted at the date of the change in control into a right to receive in cash the value thereof assuming target performance (x) on April 2, 2023, subject to the holder’s continued employment through such date, or (y) if the employment of the holder is terminated after the change in control and prior to April 2, 2023 without “cause” or for “good reason” following a change in control, upon the end of (and subject to compliance with the obligations applicable during) the Non-Compete Period.

4.    Benefits. We provide the following benefits to our NEOs. Similar benefits are provided to all our employees:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	employee assistance program;

•	health and dependent care flexible spending accounts;

•	short and long-term disability; and

•	401(k) plan.

In addition, we provide supplemental life insurance to our employees at the director level and above, including our executive officers.

Spirit Airlines	2022 Proxy Statement	17

COMPENSATION DISCUSSION AND ANALYSIS (continued)

2022 Executive Compensation Decisions

Given the significant continued negative impact of the COVID-19 pandemic on the Company’s business and operations and continuing unpredictability of the near-term business outlook, the Company took a number of strategic actions to promote long-term success and sustainability of the business. The pandemic caused significantly greater disruption to our business and the airline industry as a whole than any other crisis in recent history and, in light of the dramatic reduction in incentive payouts to our NEOs in 2020, the Compensation Committee made a priority of retaining the recognized talent the Company had assembled in its senior leadership. The Compensation Committee was also mindful of the heightened rate of turnover and attrition occurring after other major industry shocks, for example in the aftermath of the 9/11 terrorist attack, and agreed that retention of key personnel would be an important factor in the Company’s success in emerging from the pandemic. In this respect, with recommendations from the Compensation Consultant, the Compensation Committee approved the following modifications to the Company’s executive compensation programs for fiscal year 2022:

Base Salary: No salary increases or other adjustments have been provided to Messrs. Christie, Bendoraitis, Klein, Canfield and Haralson for 2022.

Short-term incentives (STI): to address continued uncertainty in the business environment and tightened labor market conditions, align the STI plan with the Company’s near-term business focus to solidify recovery gains and posture the Company toward a post-COVID transition by improving management’s line of sight and to provide flexibility to shift focus during the course of the year as appropriate, the Compensation Committee decided to (i) divide 2022 STI plan into two semi-annual performance periods (1st half 2022 and 2nd half 2022), (ii) set performance targets, metrics and weights for each performance period prior to such performance period, and (iii) make a single annual payout after the 2nd measurement period once measurement is complete in 1st quarter of 2023 (subject to continued employment by participants through such payment date). For the 2022 1st semi-annual performance period, the Compensation Committee approved relative adjusted EBITDA margin, A:14 % performance achievement and three strategic goals as the performance metrics.

Long-term incentives (LTI): to enhance the motivation of our executive officers to drive a successful recovery from the COVID-19 pandemic, to address the retention concerns under the extraordinary circumstances caused by the COVID-19 pandemic and to align the Company’s strategic priorities, the Compensation Committee decided to (i) again grant a cash-based performance long-term incentive along with the equity-based LTI, (ii) modify the equity-based LTI plan to provide for PSUs based on a three-year cumulative earnings hurdle along with RSUs and with PSUs based on relative adjusted operating margin.

In accordance with the foregoing, our NEOs were granted a cash-based long-term performance incentive as described in the table below. 50% of the award vests after 2nd year based 2-year relative cumulative Adjusted Op-Margin and the remaining 50% vests after 3rd year, based on the 3-year relative cumulative Adjusted Op-Margin. Maximum payout is capped at 125% of the grant date value. The cash-based long-term performance incentive is based on adjusted operating margin, or profitability, provides better line of sight to management’s ability to drive Company performance in relation to industry peers and improves retention by reducing the volatility of the overall LTI plan payout.

The grant of PSUs based on an earnings hurdle enhances the retention value of our equity-based grants while keeping the focus on the key metrics of share price appreciation and profitability as we seek to successfully emerge from the significant effects of the pandemic. The Compensation Committee also believes the goal is set at a reasonable, yet robust level, given the cumulative net losses due to impact of COVID-19. The PSUs based on an earnings hurdle: (i) set threshold, target and stretch performance payout levels based on 3-year cumulative adjusted EBITDA with threshold set at zero or negative 3-year cumulative adjusted EBITDA, (ii) have three-year cliff vesting, and (iii) have a positive payout multiplier of 125% of the number of units granted if the Company’s share price appreciation is 25% or greater over the measurement period, a negative multiplier of 75% of the number of units granted if share price depreciation is greater than 25% over the measurement period and no multiplier applied if the share price performance over the measurement period falls between the above two points.

The timing and amounts of payouts under the cash-based and equity-based long-term incentives are subject to, and may be affected by, applicable compensation restrictions under the CARES Act.

Benefits: During 2021, the Compensation Committee decided to add executive physical examinations as part of benefits offered to officers and, in early 2022, to adopt a formal officer retiree travel benefits plan.

18	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

In January 2022, the Compensation Committee granted equity-based LTI awards under the 2015 Plan and cash-based LTI awards to our NEOs as follows:

Named Executive Officers	Cash-based performance long-term incentive ($)	Restricted Stock Units (#)	Performance Share Units (Based on Adjusted Operating Margin) (#)	Performance Share Units (Earnings Hurdle) (#)

Edward M. Christie III (President)	1,706,000	26,913	13,456	13,456

Scott M. Haralson (SVP)	310,400	8,725	4,362	4,362

John Bendoraitis (EVP)	—	18,923	9,461	9,461

Matthew H. Klein (EVP)	165,000	15,454	7,727	7,727

Thomas C. Canfield (SVP)	262,300	8,389	4,194	4,194

Additional Compensation Information

1.    Severance and Change in Control-Based Compensation. All of our NEOs are covered by the Company’s 2017 executive severance plan (the “2017 Executive Severance Plan”), which was adopted in March 2017 by the Board of Directors on the recommendation of the Compensation Committee. Pursuant to the 2017 Executive Severance Plan and subject to an exception applicable only to Mr. Christie as noted below, as of December 31, 2020, each executive who holds a senior vice president or higher position is entitled to receive:

(a)

in the event of an involuntary termination by the Company without cause unrelated to a change in control, (i) a cash severance amount equal to 100% of his or her annual base salary for the year of termination, payable in equal installments over twelve months, (ii) continuation of COBRA coverage for twelve months, (iii) a free family travel pass on our flights for twelve months and (iv) the use of a Company-owned mobile phone for up to thirty days; and

(b)

in the event of an involuntary termination by the Company without cause or a voluntary termination by the executive for good reason, in each case occurring within eighteen months following a change in control, (i) a cash severance amount equal to two times the sum of his or her annual base salary for the year of termination plus his or her target incentive bonus for the year of termination, payable in equal installments over twenty four months, (ii) his or her incentive bonus for the year of termination, prorated from the beginning of the year to the date of termination based on actual incentive plan performance as of the date of termination, (iii) outplacement services not to exceed $10,000, (iv) a continuation of COBRA coverage for twelve months, (v) a free family travel pass on our flights for twelve months; and (vi) the use of a Company-owned mobile phone for up to thirty days.

As for severance and other benefits under the 2017 Executive Severance Plan that (i) constitute “parachute payments” within the meaning of Section 280G of the Code (“280G Payments”), and (ii) would otherwise be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the 280G Payments will be either: (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999 of the Code, results in the receipt by the executive officer on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. The Company is not required to provide “gross-ups” for any excise taxes.

The 2017 Executive Severance Plan provides, with respect to participants whose employment with the Company commenced on or after September 1, 2014, that (i) the Board is permitted to terminate an officer for poor performance without triggering severance benefits; and (ii) unpaid severance benefits would be offset by compensation earned by a former employee from a new employer during the applicable severance period.

The benefits provided under the 2017 Executive Severance Plan are in lieu of any other benefits provided under any other Company policy, plan or arrangement, including any benefits provided under any employment agreement. As a condition to receiving benefits under the 2017 Executive Severance Plan, participants must execute a general release.

Restricted stock units granted to executive officers under our 2015 Plan are subject to accelerated vesting in the event the executive officer dies or becomes permanently disabled while still employed by the Company or in the event of a termination of the executive officer by the Company without cause or a voluntary resignation by the executive officer for good reason, in either case after the Company has entered into a definitive change in control agreement. Performance share units granted to our executive officers prior to 2022 under our 2015 Plan will automatically terminate in the event the executive officer’s employment terminates for any reason prior to the end of the applicable performance period except that the Company would be subject to a prorated settlement obligation in the event of a change in control or the executive officer’s death or permanent disability during the applicable measurement period.

On February 5, 2022, the Compensation Committee approved modifications to the terms of the cash-based long-term incentive awards granted to executive officers, and the performance share units granted to executive officers in 2022, in each case, under our 2015 Plan to provide for accelerated vesting, subject to the conditions, and on the specified vesting dates, as set forth in the applicable awards agreements, in the event of (i) a termination of an executive officer by the Company without cause or a

Spirit Airlines	2022 Proxy Statement	19

COMPENSATION DISCUSSION AND ANALYSIS (continued)

voluntary resignation by an executive officer for good reason, in either case, following a change in control or (ii) a successor corporation failing to assume or substitute such long-term incentive awards following a change in control.

The Company and Mr. Christie entered into a letter agreement, dated March 15, 2018 (the “Christie Letter Agreement”) setting forth the terms and conditions under which he would serve as President and CFO and starting on January 1, 2019, as CEO and President. Under the Christie Letter Agreement, Mr. Christie is eligible for participation in the 2017 Executive Severance Plan; provided, however, that in the event of a non-change in control termination without cause, Mr. Christie shall be entitled to receive a cash severance amount equal to 150% of base salary rather than 100% of base salary and the other terms of the 2017 Executive Severance Plan shall continue to apply. In the event Mr. Christie ceases to be employed by the Company for any reason other than death or a termination by the Company for cause (as defined in the 2017 Executive Severance Plan), subject to his execution of a release of claims in favor of the Company and compliance with a certain non-competition restriction, the Company shall provide him (and his spouse and dependent children) a lifetime travel pass for the Company’s flights enabling them to travel for free in any class of service that is available at the time of reservation. The Christie Letter Agreement also includes restrictive covenants, including a 12-month post termination restriction on competition and solicitation.

2.    Limited Perquisites. Perquisites are not a significant part of our executive compensation program. As is common in the airline industry, senior executives and their immediate families are entitled to certain travel privileges on our flights, which may be on a positive space basis. Similar travel benefits (which generally are on a space available basis) are afforded to all of our director-level employees and above. The value of such flight benefits for the executives is reported as taxable income. We believe that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package. We do not provide any other significant perquisites or personal benefits to our NEOs. In addition, in circumstances where the Company is recruiting an executive candidate who would have to relocate to accept our job offer, we provide such executive with relocation assistance, which includes travel, shipping household goods and temporary housing. Relocation benefits are an important tool for us to recruit and retain key management talent.

3.    Stock Ownership Guidelines for Executives. We maintain stock ownership guidelines for our executive officers. Under the guidelines, our NEOs are required to meet a share ownership level (consisting of shares of common stock and restricted stock units but excluding performance share units) with a minimum value equal to 2 times base salary (5 times salary for the CEO) of which at least one-third must be owned outright in the form of shares of our common stock. Also under the guidelines, our other executive officers (non-NEOs) are required to meet a share ownership level (consisting of shares of common stock and restricted stock units but excluding performance share units) with a minimum level equal to 1.5 times base salary of which one-third must be owned outright in the form of shares of our common stock. The Company’s officers are expected to meet their ownership levels within five years of becoming subject to the guidelines. All of our executive officers, including our NEOs, who have served at least five years are currently in compliance with the guidelines. The following table sets forth, as of March 15, 2022 information regarding the equity ownership of our NEOs:

Named Executive Officers	Shares of Common Stock Owned Outright	Market Value of Shares of Common Stock Owned Outright (1)	Restricted Stock Units Unvested	Performance Share Units Unvested (2)	Market Stock Units (MSUs) Unvested

Edward M. Christie III (President)	158,855	$3,348,663	69,462	58,659	23,847

Scott M. Haralson (SVP)	30,007	$632,548	25,415	18,701	8,048

John Bendoraitis (EVP)	37,758	$795,939	42,881	37,652	9,936

Matthew H. Klein (EVP)	28,071	$591,737	39,026	34,184	9,936

Thomas C. Canfield (SVP)	54,701	$1,153,097	21,459	18,545	7,352

(1)	The market value of shares of common stock owned outright is calculated based on the closing price of our common stock as of March 15, 2022 which was $21.08.
(2)	Amounts shown in the “Performance Share Units Unvested” column represent the target number of shares issuable with respect to the awards of performance share units granted in 2020, 2021 and 2022.

4.    Clawback Policy. In January 2014, the Company adopted a clawback policy (the “Prior Clawback Policy”) providing for the termination and forfeiture of outstanding incentive compensation awards to officers and for the recoupment of gains actually or constructively received by officers pursuant to incentive compensation awards, in each case where the Company is required to prepare a restated financial statement and where a lower incentive payment or award would have been made to or received by the officer had they been based on the restated financial results. In March 2019, with input from the Compensation Committee’s independent compensation consultant and independent legal counsel, the Compensation Committee approved, and the Board ratified, a new clawback policy (the “New Clawback Policy”), primarily expanding the scenarios under which forfeiture and recoupment of incentive compensation would be allowed and also expanding coverage to all executives. The New Clawback Policy applies to all incentive compensation approved, granted or awarded on or after March 19, 2019. The Prior Clawback Policy remains in effect with respect to all incentive compensation approved, granted or awarded prior to March 19, 2019.

20	Spirit Airlines	2022 Proxy Statement

COMPENSATION DISCUSSION AND ANALYSIS (continued)

Under the New Clawback Policy, the Company is required to seek reimbursement of incentive compensation (cash and equity-based) paid, and to recoup and cancel incentive compensation yet to be paid, to officers and other executives on the basis of reported financial results that were later the subject of a financial statement restatement, in each case to the extent that the incentive compensation actually received or earned exceeded the amount that would have been received or earned based on the restated financial results, as determined by the Compensation Committee. The New Clawback Policy also gives the Compensation Committee discretionary recoupment rights in scenarios not involving a financial restatement, including fraud, negligence or misconduct that cause reputational or financial harm to the Company and the payment of incentive compensation based on financial or operating performance results that were incorrectly calculated or reported.

In addition, the award agreements applicable to awards under the Company’s long-term incentive plans and awards of annual cash bonus opportunities under the Company’s short-term incentive plans contain clawback provisions providing for the termination and forfeiture of outstanding incentive compensation awards and for the recoupment of gains actually or constructively received pursuant to incentive compensation awards, in each situation where the executive engages in any activity in competition with the Company or which is inimical, contrary or harmful to the interests of the Company, as determined by the Compensation Committee.

Taken together, all of the Company’s clawback rights and remedies are believed to be consistent with best corporate governance practices.

5.    Tax and Accounting Considerations. The Board and the Compensation Committee generally consider the financial accounting and tax implications of their executive compensation decisions. Under Section 162(m) of the Internal Revenue Code,

compensation paid to certain of our NEOs in excess of $1.0 million per year was not deductible unless the compensation was “performance-based” as described in the regulations under Section 162(m). Our 2015 Plan was generally designed to comply with Section 162(m) (if applicable and practicable) in order to enable the Company to take company tax deductions in respect of certain performance-based compensation payable to our Section 162(m) executive officers without regard to the limitations of Section 162(m).

The exemption from Section 162(m)’s deduction limit for performance-based compensation was repealed in 2017, effective for taxable years beginning after December 31, 2017, subject to certain grandfathered provisions. Due to uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, including the uncertain scope of certain transition relief under the legislation repealing Section 162(m)’s exemption from the deduction limit, no assurance can be given that compensation intended to satisfy the requirements for exemption from Section 162(m) in fact will be deductible. The Compensation Committee reserves the right to modify compensation that was initially intended to be exempt from Section 162(m) if it determines that such modifications are consistent with the Company’s business needs.

Our Compensation Committee does not believe that compensation decisions should be determined solely by how much compensation is deductible for federal income tax purposes. As a result, our Compensation Committee has authorized non-deductible compensation and reserves its right to, and retains the discretion to, authorize payments that may not be deductible if it believes that such payments are in the best interests of the Company and its stockholders. Moreover, further changes in applicable tax laws and regulations as well as factors beyond the control of the Compensation Committee can adversely impact the deductibility of compensation paid to our executive officers.

Spirit Airlines	2022 Proxy Statement	21

Certain Relationships and Related Transactions

The Board monitors and reviews any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which the Company is to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of such related party. Furthermore, the Company’s directors and executive officers complete an annual questionnaire that requires them to identify and describe any transactions that they or their respective related parties may have with the Company.

Other than the compensation arrangements with our directors and executive officers described elsewhere in this Proxy Statement, set forth below is the description of the indemnification agreements we have entered into with our directors and executive officers.

Indemnification

We enter into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of the Company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. Under the indemnification agreements, indemnification will only be provided in situations where the indemnified parties acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interest, and, with respect to any criminal action or proceeding, to situations where they had no reasonable cause to believe the conduct was unlawful. In the case of an action or proceeding by or in the right of the Company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification.

22	Spirit Airlines	2022 Proxy Statement